Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2009
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
February 9, 2009	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, Executive Vice President , General Manager of Administration Group

• SIGNATURES

• Press release regarding TDK’s Consolidated results for the 3rd quarter of FY March 2009
Summary
1. Summary Information Regarding Consolidated Business Results
2. Summary Information Regarding Consolidated Financial Position
3. Summary Information Regarding Consolidated Projections
4. Others
5. Balance sheets
6. Statements of income
7. Statements of cash flows
8. Segment Information
9. Subsequent Events
10. Supplementary Information

TDK Corporation
February 9, 2009

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Tatsuhiko Atsumi	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 9-month-period of FY March 2009
Summary (April 1, 2008 - December 31, 2008)

Term	The 9-month-period of FY2008		The 9-month-period of FY2009			Change
	(April 1, 2007 - Dec. 31, 2007)		(April 1, 2008 - December 31, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	658,430	100.0	588,316	100.0	6,465,011	(70,114)	-10.6
Operating income	73,862	11.2	9,272	1.6	101,890	(64,590)	-87.4
Income (loss) before income taxes	77,002	11.7	(303)	-0.1	(3,330)	(77,305)	—
Net income (loss)	56,339	8.6	(2,449)	-0.4	(26,912)	(58,788)	—

Per common share:
Net income (loss) / Basic	Yen 433.55		Yen (18.99)		U.S.$ (0.21)
Net income (loss) / Diluted	Yen 433.06		Yen (18.99)		U.S.$ (0.21)

Capital expenditures	58,842	—	86,783	—	953,659	27,941	47.5
Depreciation and amortization	50,696	7.7	61,189	10.4	672,407	10,493	20.7
Research and development	40,993	6.2	42,952	7.3	472,000	1,959	4.8
Result of financial income	6,833	—	2,131	—	23,418	(4,702)	-68.8
Ratio of overseas production	70.0%	—	75.3%	—	—
Number of employees	58,718	—	74,071	—	—

3rd quarter consolidated results (October 1, 2008 - December 31, 2008)

Term	3Q of FY2008		3Q of FY2009			Change
	(Oct. 1, 2007 - Dec. 31, 2007)		(October 1, 2008 - December 31, 2008)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	225,342	100.0	191,779	100.0	2,107,462	(33,563)	-14.9
Operating income (loss)	26,717	11.9	(5,109)	-2.7	(56,143)	(31,826)	—
Income (loss) before income taxes	28,640	12.7	(15,129)	-7.9	(166,253)	(43,769)	—
Net income (loss)	21,713	9.6	(14,317)	-7.5	(157,330)	(36,030)	—

Per common share:
Net income (loss) / Basic	Yen 167.39		Yen (111.00)		U.S.$ (1.22)
Net income (loss) / Diluted	Yen 167.25		Yen (111.00)		U.S.$ (1.22)

Capital expenditures	20,600	—	19,067	—	209,527	(1,533)	-7.4
Depreciation and amortization	17,584	7.8	22,365	11.7	245,769	4,781	27.2
Research and development	13,942	6.2	15,803	8.2	173,659	1,861	13.3
Result of financial income	2,160	—	232	—	2,549	(1,928)	-89.3
Ratio of overseas production	73.0%	—	77.6%	—	—

Note:
     U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
[Summary Information and Financial Statements]
1. Summary Information Regarding Consolidated Business Results
Consolidated results for the first nine months of fiscal 2009, the period from April 1 to December 31, 2008, were as follows:
The first three quarters of fiscal 2009 in the electronics market, which has a large bearing on the Company’s consolidated performance, saw demand languish, particularly for high-performance electronic devices such as video-related equipment, PCs and mobile phones. In the third quarter in particular, which is normally a period of high demand, manufacturers of these electronic devices began cutting back production because of softer demand as the financial crisis jolted the real economy. As a result, demand for electronic components also dropped sharply. Moreover, a deteriorating supply-demand environment pushed down product prices further and the yen’s rapid appreciation against the U.S. dollar also affected TDK’s operating results.
Amid these conditions, TDK posted consolidated net sales of ¥588,316 million (U.S.$6,465,011 thousand), down 10.6% from ¥658,430 million in the corresponding period of fiscal 2008. Operating income dropped 87.4% from ¥73,862 million to ¥9,272 million (U.S.$101,890 thousand). TDK posted a loss before income taxes of ¥303 million (U.S.$3,330 thousand), compared with income before income taxes of ¥77,002 million in the first nine months of fiscal 2008. TDK also recorded a net loss of ¥2,449 million (U.S.$26,912 thousand), compared with net income of ¥56,339 million in the corresponding period of fiscal 2008. Basic net loss per common share was ¥18.99 (U.S.$0.21), compared with basic net income per common share of ¥433.55 in the first nine months of fiscal 2008.
On October 17, 2008, TDK made EPCOS AG (Headquarters: Germany; President and CEO: Gerhard Pegam) and its subsidiaries (the EPCOS Group) consolidated subsidiaries. Accordingly, the EPCOS Group’s results have been included in TDK’s consolidated results for the nine months ended December 31, 2008.
Average nine-month exchange rates for the U.S. dollar and euro were ¥102.92 and ¥151.07, respectively, as the yen appreciated 12.3% versus the U.S. dollar and 7.2% against the euro, compared to the corresponding period of fiscal 2008. This lowered net sales by approximately ¥62.3 billion and operating income by approximately ¥19.8 billion.
(Sales by Sector)
TDK’s net sales are made up of four product sectors: (1) electronic materials, (2) electronic devices, (3) recording devices, and (4) others. Net sales of the EPCOS Group, which was consolidated from the third quarter of fiscal 2009, are included in “others” because the EPCOS Group’s product segmentation doesn’t correspond to the segmentation used by TDK. Furthermore, recording media sales dropped sharply due to the August 2007 transfer of the TDK brand recording media sales business. Because recording media sales accounted for less than 10% of total net sales in the first nine months of fiscal 2009, these sales were included in the “others” sector. Sector sales were as follows.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
(1)Electronic materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets.
Sales in the electronic materials sector dropped 19.4% from ¥154,187 million to ¥124,210 million (U.S.$1,364,945 thousand).
[Capacitors] Sales decreased year on year. This reflected lower sales of multilayer ceramic chip capacitors, the main product in the capacitors category, for use in key applications, namely PCs, AV and game equipment, mobile phones and car electronics. Flagging demand, falling prices and an appreciating yen against the U.S. dollar were the other main factors behind the decrease in overall sales.
[Ferrite cores and magnets] Sales of ferrite cores and magnets declined year on year, the result of lower sales for use in main applications in respect of both products.
(2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector declined 13.1% from ¥157,732 million to ¥137,127 million (U.S.$1,506,890 thousand).
[Inductive devices] Sales of inductive devices decreased year on year, the result mainly of lower sales of coils for the auto market, EMC products for mobile phones, and transformers for power supplies.
[High-frequency components] Sales of high-frequency components decreased year on year, reflecting mainly falling sales for use in PCs.
[Other products] Sales of other products were down year on year, with higher sensor and actuator sales unable to offset lower sales due to the termination of some power supply products and falling sales to the semiconductor and other manufacturing facilities markets.
(3) Recording devices
This sector has two product categories: HDD heads and other.
Sector sales decreased 15.6% from ¥246,830 million to ¥208,420 million (U.S.$2,290,330 thousand).
[HDD heads] Sales decreased year on year. HDD head demand declined from the beginning of the third quarter in tandem with softening demand for HDDs from the beginning of the third quarter. Falling prices and the yen’s appreciation against the U.S. dollar also affected HDD head sales, although HDD head sales volume increased year on year for the nine-month period.
[Other] Category sales increased year on year, mainly because sales of an HDD suspension assembly business that became a subsidiary in November 2007 contributed to period results for the first time.
(4) Others
This sector includes all TDK products not included in the three sectors above. Sector sales increased 18.9% from ¥99,681 million to ¥118,559 million (U.S.$1,302,846 thousand). This included net sales of the EPCOS Group of ¥35,878 million. The main products in the others sector, excluding products handled by the EPCOS Group, are recording media, anechoic chambers, mechatronics (production equipment) and energy devices (rechargeable batteries). While sales of energy devices rose, sales of recording media, anechoic chambers and mechatronics decreased.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
(Overseas Sales)
Detailed sales by region can be found in the segment information on page 12.
[Japan] Overall sales declined, with sales declining in all product sectors except electronic materials.
[Americas] Overall sales declined, with sales declining in all product sectors except recording devices.
[Europe] Overall sales rose. Sales declined in all product sectors except others, where the inclusion of the EPCOS Group net sales lifted sales.
[Asia (excluding Japan) and other areas] Overall sales declined, with sales decreasing in all product sectors except others, where the inclusion of the EPCOS Group’s net sales and higher sales of other products lifted sales.
As a result, overseas sales declined 8.7% from ¥543,314 million to ¥496,026 million (U.S.$5,450,835 thousand). Overseas sales accounted for 84.3% of consolidated net sales, a 1.8 percentage point increase from 82.5% one year earlier.
2. Summary Information Regarding Consolidated Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet as at December 31, 2008, compared with March 31, 2008.

Total assets	¥1,136,248 million	(21.5% increase)
Total stockholders’ equity	¥635,443 million	(11.3% decrease)
Stockholders’ equity ratio	55.9%	(20.7 percentage point decrease)
At December 31, 2008, cash and cash equivalents were ¥11,102 million higher than at March 31, 2008. Inventories were ¥39,243 million higher, net property, plant and equipment rose ¥88,732 million, and other assets increased ¥72,844 million. In contrast, net trade receivables decreased ¥13,636 million and investments in securities declined ¥13,061 million. Overall, total assets increased by ¥200,715 million compared with March 31, 2008.
Total liabilities increased by ¥277,064 million compared with March 31, 2008, mainly reflecting increases of ¥224,319 million in short-term debt, ¥17,179 million in current installments of long-term debt and ¥7,011 million in long-term debt, excluding current installments. Retirement and severance benefits also increased by ¥23,541 million. The increase in short-term debt was mainly due to the procurement of funds for purchasing EPCOS AG shares.
Total stockholders’ equity decreased by ¥81,134 million compared with March 31, 2008 due mainly to a ¥21,665 million decrease in retained earnings and a ¥61,026 million increase in accumulated other comprehensive income (loss).

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
(2-2) Cash Flows
(¥ millions)

	Fiscal 2008 3Q	Fiscal 2009 3Q	Change
Net cash provided by operating activities	69,071	51,472	(17,599)
Net cash used in investing activities	(99,546)	(220,766)	(121,220)
Net cash provided by (used in) financing activities	(55,800)	198,864	254,664
Effect of exchange rate changes on cash and cash equivalents	(4,039)	(18,468)	(14,429)
Net increase (decrease) in cash and cash equivalents	(90,314)	11,102	101,416
Cash and cash equivalents at beginning of period	289,169	166,105	(123,064)
Cash and cash equivalents at end of period	198,855	177,207	(21,648)

Operating activities provided net cash of ¥51,472 million (U.S.$565,626 thousand), a year-on-year decrease of ¥17,599 million. The main reason for this decrease was a net loss of ¥2,449 million (U.S.$26,912 thousand) due to deteriorating market conditions and other factors. Depreciation and amortization increased ¥10,493 million to ¥61,189 million (U.S.$672,407 thousand). In changes in assets and liabilities, trade receivables decreased ¥53,171 million, inventories decreased ¥2,424 million, trade payables decreased ¥35,737 million and accrued expenses decreased ¥7,273 million.
Investing activities used net cash of ¥220,766 million (U.S.$2,426,000 thousand), ¥121,220 million more year on year. Capital expenditures increased by ¥27,941 million, proceeds from sale and maturity of short-term investments declined by ¥24,053 million and acquisition of subsidiaries’ shares increased by ¥113,428 million. On the other hand, there was a ¥17,854 million decrease in payment for purchase of short-term investments, a ¥3,310 million increase in proceeds from sale and maturity of investments in securities, and a ¥7,187 million decrease in payment for purchase of investments in securities.
Financing activities provided net cash of ¥198,864 million (U.S.$2,185,319 thousand), a ¥254,664 million change from the net cash used in the same period of the previous fiscal year. In the first nine months of fiscal 2008, the Company used ¥39,247 million to acquire its treasury shares and ¥15,683 million to pay dividends, among other outflows that resulted in the use of net cash of ¥55,800 million. In the first nine months of fiscal 2009, on the other hand, there was a net increase in short-term debt of ¥218,040 million mainly due to the procurement of funds to purchase EPCOS AG shares, while ¥18,056 million was used to pay dividends.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
3. Summary Information Regarding Consolidated Projections
[Fiscal 2009 Consolidated Projections]
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2009, the year ending March 31, 2009, are as follows.
[Consolidated Projections for Fiscal 2009]

Term	February 2009				January 2009
	Announcement	FY2008	Change from	% change	Announcement
	FY2009	(Actual)	FY2008	from	FY2009
	(Forecasts)	(¥ millions)	(¥ millions)	FY2008	(Forecasts)
Item	(¥ millions)				(¥ millions)
Net sales	741,000	866,285	(125,285)	-14.5	673,000
Operating income	(38,000)	87,175	(125,175)	—	(26,000)
Income before income taxes	(46,000)	91,505	(137,505)	—	(32,000)
Net income	(42,000)	71,461	(113,461)	—	(28,000)

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

(¥ millions)
Term	FY2009		FY2008
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales
Capital expenditures	95,000	—	84,312	—
Depreciation and amortization	83,000	11.2	71,297	8.2
Research and development expenses	57,000	7.7	57,387	6.6

(Notes)
The full-year projections announced on January 8, 2009 did not include the expected contribution to results from the acquisition of the EPCOS Group. However, this expected contribution has been factored into the latest projections above.
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
Looking at markets for electronic materials and electronic devices, supply-demand conditions are worse than initially expected and are expected to remain so in the fourth quarter of fiscal 2009. For these reasons, TDK has revised its sales plans assuming that severe price declines will continue going forward and that the market for the full year will contract compared with the previous fiscal year.
Recording Devices
Sales are forecast to decline on a volume basis year on year because demand conditions for HDDs differ from initial assumptions. Accordingly, TDK has revised its sales plans assuming that sales will track the fall in HDD head demand.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
Others
The electronic components markets to which the EPCOS Group sells its products offer similar prospects to markets for electronic materials and electronic devices. Consequently, difficult supply-demand conditions are expected to continue in the fourth quarter.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥90 and an average yen-euro exchange rate of ¥120 are assumed for the fourth quarter of fiscal 2009.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
4. Others
(4-1) Fair Value Measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“Fair Value Measurements”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. TDK adopted SFAS 157 on April 1, 2008. The adoption of SFAS 157 has no material effect on TDK’s consolidated financial position and results of operations.
(4-2) Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS 158 requires TDK to measure the fair value of plan assets and benefit obligations as of the date of its fiscal year-end. TDK adopted SFAS 158 on April 1, 2008. TDK will change its measurement date in TDK’s fiscal year 2009 annual closing.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
5) Balance sheets

ASSETS
Term	As of December 31, 2008			As of March 31, 2008		Change from	As of Sep. 30, 2008		Change from
						March 31, 2008			Sep. 30, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)	millions)		millions)

Current assets	515,020	45.3	5,659,561	462,820	49.5	52,200	480,963	45.2	34,057
Cash and cash equivalents	177,207		1,947,330	166,105		11,102	173,617		3,590
Net trade receivables	143,482		1,576,725	157,118		(13,636)	160,913		(17,431)
Inventories	128,059		1,407,242	88,816		39,243	94,245		33,814
Other current assets	66,272		728,264	50,781		15,491	52,188		14,084

Noncurrent assets	621,228	54.7	6,826,681	472,713	50.5	148,515	582,332	54.8	38,896
Investments in securities	55,653		611,571	68,714		(13,061)	144,507		(88,854)
Net property, plant and equipment	355,881		3,910,780	267,149		88,732	299,348		56,533
Other assets	209,694		2,304,330	136,850		72,844	138,477		71,217
TOTAL	1,136,248	100.0	12,486,242	935,533	100.0	200,715	1,063,295	100.0	72,953

LIABILITIES AND STOCKHOLDERS’ EQUITY
Term	As of December 31, 2008			As of March 31, 2008		Change from	As of Sep. 30, 2008		Change from
						March 31, 2008			Sep. 30, 2008
	(Yen	%	(U.S.$	(Yen	%	(Yen	(Yen	%	(Yen
Item	millions)		thousands)	millions)		millions)	millions)		millions)

Current liabilities	407,280	35.8	4,475,605	161,961	17.3	245,319	278,502	26.2	128,778
Short-term debt	233,217		2,562,824	8,898		224,319	117,446		115,771
Current installments of long-term debt	17,473		192,011	294		17,179	200		17,273
Trade payables	70,833		778,385	76,391		(5,558)	83,153		(12,320)
Accrued expenses	71,581		786,605	63,834		7,747	68,205		3,376
Income taxes payables	2,532		27,824	7,660		(5,128)	2,365		167
Other current liabilities	11,644		127,956	4,884		6,760	7,133		4,511

Noncurrent liabilities	85,056	7.5	934,681	53,311	5.7	31,745	53,072	5.0	31,984
Long-term debt, excluding current installments	7,163		78,714	152		7,011	157		7,006
Retirement and severance benefits	57,531		632,209	33,990		23,541	34,254		23,277
Deferred income taxes	6,278		68,989	5,998		280	5,873		405
Other noncurrent liabilities	14,084		154,769	13,171		913	12,788		1,296
Total liabilities	492,336	43.3	5,410,286	215,272	23.0	277,064	331,574	31.2	160,762

Minority interests	8,469	0.8	93,066	3,684	0.4	4,785	3,532	0.3	4,937

Common stock	32,641		358,692	32,641		—	32,641		—
Additional paid-in capital	64,172		705,187	63,887		285	64,113		59
Legal reserve	20,519		225,483	19,510		1,009	20,060		459
Retained earnings	667,054		7,330,264	688,719		(21,665)	690,867		(23,813)
Accumulated other comprehensive income (loss)	(142,609)		(1,567,132)	(81,583)		(61,026)	(73,149)		(69,460)
Treasury stock	(6,334)		(69,604)	(6,597)		263	(6,343)		9
Total stockholders’ equity	635,443	55.9	6,982,890	716,577	76.6	(81,134)	728,189	68.5	(92,746)
TOTAL	1,136,248	100.0	12,486,242	935,533	100.0	200,715	1,063,295	100.0	72,953

Note:
     U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
6) Statements of income
[9-month-period results]

Term	The 9-month-period of FY2008		The 9-month-period of FY2009			Change
	(April 1, 2007 -		(April 1, 2008 -
	Dec. 31, 2007)		December 31, 2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	658,430	100.0	588,316	100.0	6,465,011	(70,114)	-10.6
Cost of sales	479,304	72.8	461,983	78.5	5,076,736	(17,321)	-3.6
Gross profit	179,126	27.2	126,333	21.5	1,388,275	(52,793)	-29.5
Selling, general and administrative expenses	120,186	18.3	113,454	19.3	1,246,747	(6,732)	-5.6
Gain on business transfer to Imation Corp.	(14,922)	-2.3	—	—	—	14,922	—
Restructuring cost	—	—	3,607	0.6	39,638	3,607	—
Operating income	73,862	11.2	9,272	1.6	101,890	(64,590)	-87.4
Other income (deductions):
Interest and dividend income	6,934		3,470		38,132	(3,464)
Interest expense	(101)		(1,339)		(14,714)	(1,238)
Loss (gain) on securities, net	(1,504)		(6,293)		(69,154)	(4,789)
Foreign exchange gain (loss)	(2,186)		(6,293)		(69,154)	(4,107)
Other-net	(3)		880		9,670	883
Total other income (deductions)	3,140	0.5	(9,575)	-1.7	(105,220)	(12,715)	—
Income (loss) before income taxes	77,002	11.7	(303)	-0.1	(3,330)	(77,305)	—
Income taxes	20,398	3.1	2,571	0.4	28,252	(17,827)	-87.4
Income (loss) before minority interests	56,604	8.6	(2,874)	-0.5	(31,582)	(59,478)	—
Minority interests	265	0.0	(425)	-0.1	(4,670)	(690)	—
Net income (loss)	56,339	8.6	(2,449)	-0.4	(26,912)	(58,788)	—

[3rd quarter results]

Term	3Q of FY2008		3Q of FY2009
	(Oct. 1, 2007 -		(October 1, 2008 -			Change
	Dec. 31, 2007)		December 31, 2008)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)
Item	millions)		millions)		thousands)	millions)

Net sales	225,342	100.0	191,779	100.0	2,107,462	(33,563)	-14.9
Cost of sales	160,986	71.4	154,427	80.5	1,697,000	(6,559)	-4.1
Gross profit	64,356	28.6	37,352	19.5	410,462	(27,004)	-42.0
Selling, general and administrative expenses	37,639	16.7	38,854	20.3	426,967	1,215	3.2
Restructuring cost	—	—	3,607	1.9	39,638	3,607	—
Operating income (loss)	26,717	11.9	(5,109)	-2.7	(56,143)	(31,826)	—
Other income (deductions):
Interest and dividend income	2,190		1,293		14,209	(897)
Interest expense	(30)		(1,061)		(11,660)	(1,031)
Loss (gain) on securities, net	—		(5,251)		(57,703)	(5,251)
Foreign exchange gain (loss)	(190)		(4,535)		(49,835)	(4,345)
Other-net	(47)		(466)		(5,121)	(419)
Total other income (deductions)	(1,923)	0.8	(10,020)	-5.2	(110,110)	(11,943)	—
Income (loss) before income taxes	28,640	12.7	(15,129)	-7.9	(166,253)	(43,769)	—
Income taxes	7,025	3.1	(667)	-0.3	(7,330)	(7,692)	—
Income (loss) before minority interests	21,615	9.6	(14,462)	-7.6	(158,923)	(36,077)	—
Minority interests	(98)	-0.0	(145)	-0.1	(1,593)	(47)	—
Net income (loss)	21,713	9.6	(14,317)	-7.5	(157,330)	(36,030)	—

Note:
            U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
7) Statements of cash flows
[9-month-period results]

Term	The 9-month-period	The 9-month-period
	of FY2008	of FY2009

	(April 1, 2007 - Dec. 31, 2007)	(April 1, 2008 - December 31, 2008)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)

Cash flows from operating activities:
Net income (loss)	56,339	(2,449)	(26,912)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	50,696	61,189	672,407
Loss (gain) on securities, net	1,504	6,293	69,154
Gain on business transfer to Imation Corp.	(14,922)	—	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	(24,186)	28,985	318,516
Decrease (increase) in inventories	(14,481)	(12,057)	(132,494)
Increase (decrease) in trade payables	19,886	(15,851)	(174,187)
Increase (decrease) in accrued expenses	1,607	(5,666)	(62,264)
Increase (decrease) in changes in other assets and liabilities, net	(4,638)	(14,671)	(161,220)
Other-net	(2,734)	5,699	62,626
Net cash provided by operating activities	69,071	51,472	565,626

Cash flows from investing activities:
Capital expenditures	(58,842)	(86,783)	(953,659)
Proceeds from sale and maturity of short-term investments	29,383	5,330	58,571
Payment for purchase of short-term investments	(31,219)	(13,365)	(146,868)
Proceeds from sale and maturity of investments in securities	1,009	4,319	47,461
Payment for purchase of investments in securities	(8,013)	(826)	(9,077)
Acquisition of subsidiaries	(17,873)	(131,301)	(1,442,868)
Acquisition of affiliates	(2,026)	—	—
Acquisition of minority interests	(14,070)	(166)	(1,824)
Other-net	2,105	2,026	22,264
Net cash used in investing activities	(99,546)	(220,766)	(2,426,000)

Cash flows from financing activities:
Repayment of long-term debt	(348)	(1,590)	(17,472)
Increase (decrease) in short-term debt, net	(1,022)	218,040	2,396,044
Cash paid to acquire treasury stock	(39,247)	(13)	(143)
Dividends paid	(15,683)	(18,056)	(198,418)
Other-net	500	483	5,308
Net cash provided by (used in) financing activities	(55,800)	198,864	2,185,319

Effect of exchange rate changes on cash and cash equivalents	(4,039)	(18,468)	(202,945)
Net increase (decrease) in cash and cash equivalents	(90,314)	11,102	122,000
Cash and cash equivalents at beginning of period	289,169	166,105	1,825,330
Cash and cash equivalents at end of period	198,855	177,207	1,947,330
Note:
     U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
8) Segment Information
1. Geographic segment information
[9-month-period results]

Term		The 9-month-period		The 9-month-period of FY2009
		of FY2008
		(April 1, 2007 -		(April 1, 2008 -			Change
		Dec. 31, 2007)		December 31, 2008)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Japan	Net sales	304,155	100.0	237,470	100.0	2,609,561	(66,685)	-21.9
	Operating income (loss)	40,015	13.2	(14,467)	-6.1	(158,978)	(54,482)	—
Americas	Net sales	82,256	100.0	68,766	100.0	755,670	(13,490)	-16.4
	Operating income	8,237	10.0	7,185	10.4	78,956	(1,052)	-12.8
Europe	Net sales	43,097	100.0	66,123	100.0	726,626	23,026	53.4
	Operating income (loss)	(5,018)	-11.6	(5,304)	-8.0	(58,286)	(286)	—
Asia and	Net sales	482,911	100.0	445,729	100.0	4,898,121	(37,182)	-7.7
others	Operating income	30,729	6.4	21,816	4.9	239,736	(8,913)	-29.0
Intersegment	Net sales	253,989		229,772		2,524,967	(24,217)
eliminations	Operating income (loss)	101		(42)		(462)	(143)
Total	Net sales	658,430	100.0	588,316	100.0	6,465,011	(70,114)	-10.6
	Operating income	73,862	11.2	9,272	1.6	101,890	(64,590)	-87.4

[3rd quarter results]

Term		3Q of FY2008		3Q of FY2009
		(Oct. 1, 2007 -		(October 1, 2008 -			Change
		Dec. 31, 2007)		December 31, 2008)
Region		(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Japan	Net sales	102,895	100.0	69,042	100.0	758,703	(33,853)	-32.9
	Operating income (loss)	9,758	9.5	(8,942)	-13.0	(98,264)	(18,700)	—
Americas	Net sales	26,194	100.0	23,234	100.0	255,319	(2,960)	-11.3
	Operating income	2,953	11.3	1,406	6.1	15,451	(1,547)	-52.4
Europe	Net sales	11,130	100.0	44,704	100.0	491,253	33,574	301.7
	Operating income (loss)	(1,352)	-12.1	(4,546)	-10.2	(49,956)	(3,194)	—
Asia and	Net sales	170,188	100.0	144,325	100.0	1,585,989	(25,863)	-15.2
others	Operating income	14,486	8.5	4,891	3.4	53,747	(9,595)	-66.2
Intersegment	Net sales	85,065		89,526		983,802	4,461
eliminations	Operating income (loss)	(872)		(2,082)		(22,879)	(1,210)
Total	Net sales	225,342	100.0	191,779	100.0	2,107,462	(33,563)	-14.9
	Operating income (loss)	26,717	11.9	(5,109)	-2.7	(56,143)	(31,826)	—

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
2. Overseas Sales
[9-month-period results]

Term	The 9-month-period of FY2008		The 9-month-period of FY2009			Change
	(April 1, 2007 -		(April 1, 2008 -
	Dec. 31, 2007)		December 31, 2008)
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Americas	75,073	11.4	65,262	11.1	717,165	(9,811)	-13.1
Europe	46,225	7.0	49,716	8.4	546,330	3,491	7.6
Asia and others	422,016	64.1	381,048	64.8	4,187,340	(40,968)	-9.7
Overseas sales total	543,314	82.5	496,026	84.3	5,450,835	(47,288)	-8.7
Japan	115,116	17.5	92,290	15.7	1,014,176	(22,826)	-19.8
Net sales	658,430	100.0	588,316	100.0	6,465,011	(70,114)	-10.6

[3rd quarter results]

Term	3Q of FY2008		3Q of FY2009
	(Oct. 1, 2007 -		(October 1, 2008 -			Change
	Dec. 31, 2007)		December 31, 2008)
Region	(Yen millions)%		(Yen millions)%		(U.S.$ thousands)	(Yen millions)	Change(%)
Americas	24,126	10.7	20,673	10.8	227,176	(3,453)	-14.3
Europe	13,346	5.9	25,718	13.4	282,615	12,372	92.7
Asia and others	149,021	66.2	116,706	60.8	1,282,484	(32,315)	-21.7
Overseas sales total	186,493	82.8	163,097	85.0	1,792,275	(23,396)	-12.5
Japan	38,849	17.2	28,682	15.0	315,187	(10,167)	-26.2
Net sales	225,342	100.0	191,779	100.0	2,107,462	(33,563)	-14.9

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 91, for convenience only.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
9) Subsequent Events
1. Issue of Straight Bonds
TDK has issued Straight Bonds under the following conditions.

	The 2nd Series	The 3rd Series	The 4th Series
	Unsecured Straight Bonds	Unsecured Straight Bonds	Unsecured Straight Bonds
(1)Date of issue	January 30, 2009
(2)Total amount of bond issuance	23.0 billion yen	48.0 billion yen	13.0 billion yen
(3)Issue price	100 yen per face value of 100 yen
(4)Coupon rate	1.085% per annum	1.413% per annum	2.038% per annum
(5)Redemption on maturity	January 30, 2012	January 30, 2014	January 30, 2019
(6)Purpose for funds	Repayment of borrowing
2. Premature redemption of EPCOS AG ’s convertible bond
EPCOS AG, which became a consolidated subsidiary of TDK, serves as guarantor for a convertible bond with a total value of EUR 126.4 million issued on July 16, 2003, by its subsidiary EPCOS Netherlands B.V. and contractually due to mature in 2010.

Bonds worth EUR 4.0 million were converted into EPCOS AG shares, and bonds worth EUR 121.0 million were opted for premature redemption and the payment was made on January 8th 2009. Thereafter, the issuer of the bond redeemed the outstanding amount of the convertible bond worth EUR 1.4 million on January 28th, 2009. It was financed via a syndicated loan.

TDK Corporation Consolidated 3Q of FY March 2009(U.S. GAAP)
10) Supplementary Information (Consolidated)
Exchange rates used for conversion

Term	As of Dec. 31, 2007		As of Dec. 31, 2008
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
The end of the period	114.15	166.66	91.03	127.96

Sales breakdown
[9-month-period results]

Term	The 9-month-period of FY2008		The 9-month-period of FY2009			Change
	(April 1, 2007 - Dec. 31, 2007)		(April 1, 2008 - Dec. 31, 2008)
	Amount	Ratio to	Amount	Ratio to	Amount
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials	154,187	23.4	124,210	21.1	1,364,945	(29,977)	-19.4
Electronic devices	157,732	24.0	137,127	23.3	1,506,890	(20,605)	-13.1
Recording devices	246,830	37.5	208,420	35.4	2,290,330	(38,410)	-15.6
Others	99,681	15.1	118,559	20.2	1,302,846	18,878	18.9
Total sales	658,430	100.0	588,316	100.0	6,465,011	(70,114)	-10.6
Overseas sales	543,314	82.5	496,026	84.3	5,450,835	(47,288)	-8.7

[3rd quarter results]

Term	3Q of FY2008		3Q of FY2009			Change
	(Oct. 1, 2007 - Dec. 31, 2007)		(Oct. 1, 2008 - Dec. 31, 2008)
	Amount	Ratio to	Amount	Ratio to	Amount
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(U.S.$ thousands)	(Yen millions)	Change(%)
Electronic materials	51,421	22.8	32,022	16.7	351,890	(19,399)	-37.7
Electronic devices	53,296	23.6	38,399	20.0	421,967	(14,897)	-28.0
Recording devices	89,910	39.9	58,351	30.4	641,220	(31,559)	-35.1
Others	30,715	13.7	63,007	32.9	692,385	32,292	105.1
Total sales	225,342	100.0	191,779	100.0	2,107,462	(33,563)	-14.9
Overseas sales	186,493	82.8	163,097	85.0	1,792,275	(23,396)	-12.5

Notes:
     1. Recording media results are now included in the “others” sector.
     2. U.S.$1=Yen 91, for convenience only.
Overseas sales by division
[9-month-period results]

Term	The 9-month-period		The 9-month-period		Change
	of FY2008		of FY2009
	(April 1, 2007 - Dec. 31, 2007)		(April 1, 2008 - Dec. 31, 2008)
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(Yen millions)	Change(%)
Electronic materials	116,799	17.7	92,404	15.7	(24,395)	-20.9
Electronic devices	106,605	16.2	93,270	15.9	(13,335)	-12.5
Recording devices	243,867	37.0	206,081	35.0	(37,786)	-15.5
Others	76,043	11.6	104,271	17.7	28,228	37.1
Overseas sales	543,314	82.5	496,026	84.3	(47,288)	-8.7

[3rd quarter results]

Term	3Q of FY2008		3Q of FY2009		Change
	(Oct. 1, 2007 - Dec. 31, 2007)		(Oct. 1, 2008 - Dec. 31, 2008)
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(Yen millions)	Change(%)
Electronic materials	38,710	17.2	23,079	12.0	(15,631)	-40.4
Electronic devices	35,574	15.8	24,212	12.6	(11,362)	-31.9
Recording devices	88,760	39.4	57,369	29.9	(31,391)	-35.4
Others	23,449	10.4	58,437	30.5	34,988	149.2
Overseas sales	186,493	82.8	163,097	85.0	(23,396)	-12.5

Note:
     Recording media results are now included in the “others” sector.
Company group
     As of December 31, 2008, TDK had 135 subsidiaries (19 in Japan and 116 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.